Ad-hoc Release pursuant to Art. 17 MAR

Biofrontera, Inc., USA, acquires Cutanea Life Sciences, Inc., USA

Leverkusen, Germany, 25.03.2019 – Biofrontera Inc., USA (“Biofrontera”), a wholly owned subsidiary of Biofrontera AG (NASDAQ ticker symbol: BFRA, ISIN: DE0006046113), today entered into an agreement to acquire all shares in Cutanea Life Sciences, Inc., USA (“Cutanea”) through its subsidiary Biofrontera Newderm LLC as the acquirer, with Maruho Co., Ltd., Japan (“Maruho”) as the seller. Maruho holds approximately 20% of Biofrontera AG. Cutanea is a US-based pharmaceutical company specializing in dermatology. Cutanea markets AKTIPAK®, a prescription gel for the treatment of acne, and in November 2018 launched XepiTM, a prescription cream for the treatment of impetigo, a frequent bacterial skin infection (Staphylococcus aureus or Streptococcus pyogenes). XepiTM is the only drug in its class approved by the Food and Drug Administration (FDA) with activity against antibiotic-resistant bacteria (MRSA).

The aim of the acquisition of Cutanea by Biofrontera is to effectively exploit the sales potential of AKTIPAK® and XepiTM in the USA. Any rights in Cutanea’s existing research and development activities originated from Maruho will remain with Maruho. Any other rights in Cutanea’s other research and development activities will be transferred to Maruho during a transition time. Maruho will provide up to 7.3 million US dollars ("Start-up Costs") to start financing the commercialization of the two new drugs in Biofrontera's portfolio. Maruho will also indemnify Biofrontera and Cutanea, respectively, from all existing liabilities and will bear any costs of the operational business of Cutanea in the first three months after the acquisition. Biofrontera will use its experience and expertise as well as its sales structure already successfully operating in the USA for the future successful marketing of AKTIPAK® and XepiTM. Biofrontera acquires Cutanea for an initial purchase price of 1.00 US dollar. The profits from the sale of AKTIPAK® and XepiTM, shown after deduction of all costs, will in the future be split between Maruho and Biofrontera, whereby Biofrontera guarantees Maruho as a further purchase price payment until 31 December 2023 a sum in the amount of the start-up costs. Thereafter, profits will be distributed equally.

Biofrontera AG, Hemmelrather Weg 201, 51377 Leverkusen

ISIN: DE0006046113

WKN: 604611

Contact: Biofrontera AG

Tel.: +49 (0214) 87 63 2 0, Fax.: +49 (0214) 87 63 290

E-mail: ir@biofrontera.com